Exhibit 99.1

ATTUNITY LTD AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008

U.S. DOLLARS IN THOUSANDS

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF September 30, 2008

U.S. DOLLARS IN THOUSANDS

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30, 2008	December 31, 2007
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	813	1,321
Restricted cash	228	159
Trade receivables and unbilled revenues (net of allowance for doubtful accounts of
$18 and $ 78 at Sept 30, 2008 and December 31, 2007, respectively)	974	912
Other accounts receivable and prepaid expenses	417	484

Total current assets	2,432	2,876

LONG-TERM ASSETS:
Long-term prepaid expenses	100	72
Severance pay fund	1,241	972
Property and equipment, net	418	579
Software development costs, net	3,997	4,374
Goodwill	6,337	6,361
Deferred charges, net	259	423

Total long-term assets	12,352	12,781

Total assets	14,784	15,657

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2008 Unaudited	December 31, 2007 Unaudited
		(Revised)*

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt and short term loans	1,842	18
Current maturities of long-term convertible debt	1,611	-
Trade payables	402	457
Deferred revenues	2,543	2,344
Employees and payroll accruals	1,029	1,239

Accrued expenses and other liabilities	836	901

Total current liabilities	8,263	4,959

LONG-TERM LIABILITIES:
Convertible debt		1,099
Long-term debt	500	2,009
Accrued severance pay	1,579	1,287

Total long-term liabilities	2,079	4,395

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value -
Authorized: 70,000,000 shares at September 30 2008 and December 31, 2007;
Issued and outstanding: 23,196,236 shares at September 30,
2008 and December 31, 2007	720	720
Additional paid-in capital	104,210	103,924

Accumulated other comprehensive loss	(460)	(431)
Accumulated deficit	(100,028)	(97,910)

Total shareholders' equity	4,442	6,303

Total liabilities and shareholders' equity	14,784	15,657

* Refer to Note 10 for complete discussion on the revision to the December 31, 2007 consolidated balance sheet. The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	9 months ended Sep-30		3 months ended Sep-30
	2008	2007	2008	2007
	Unaudited
		(Revised)*

Revenues:
Software licenses	4,483	4,317	983	949
Maintenance and services	4,788	4,956	1,587	1,594

	9,271	9,273	2,570	2,543

Operating expenses:

Cost of revenues	1,876	1,968	592	616
Research and development, net	2,144	2,799	695	826
Selling and marketing	4,869	6,311	1,393	1,945
General and administrative	1,466	2,027	549	557
Employment termination and offices shutdown costs	-	761	-

Total operating expenses	10,355	13,866	3,229	3,944

Operating loss	(1,084)	(4,593)	(659)	(1,401)

Financial expenses, net	977	793	330	338
Other expense (income)		(39)	2

Loss before income taxes	(2,061)	(5,347)	(991)	(1,739)
Taxes on income	57	53	31	18

Net loss	(2,118)	(5,400)	(1,022)	(1,757)

Basic and diluted net loss per share	$(0.09)	$(0.23)	$(0.04)	$(0.08)

Weighted average number of shares used in computing
basic and diluted net loss per share	23,196	23,181	23,196	23,196

(**) The above items are inclusive of the
following equity-based compensation expenses resulting under SFAS 123(R):

Equity-based compensation expense included in "Research and development"	83	112	20	28

Equity-based compensation expense included in "Selling and marketing"	122	153	29	46

Equity-based compensation expense included in "General and administrative"	50	243	21	44

	255	508	70	118

Net basic and diluted equity-based compensation expense, per share	$(0.09)	$(0.23)	$(0.04)	$(0.08)

* Refer to Note 10 for complete discussion on the revision to the December 31, 2007 consolidated statement of operations. The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in Capital	Accumulated Other comprehensive loss	Accumulated deficit (Revised)*	Total comprehensiv loss	Total shareholders' equity
	Shares	Amount

Balance as of December 31, 2005	17,259,255	584	93,355	(512)	(84,309)		9,300

Private placement share issuance, net	4,800,000	112	5,565	-			5,677
Exercise of warrants	1,000,000	22	1,725	-			1,747
Exercise of employee stock options	107,676	2	170	-			172

Beneficial conversion feature related to price adjustment of the convertible debt
following 2007 private placement share issuance	-	-	730	-			730
Warrants issued in consideration of credit line	-	-	264	-			264
Stock-based compensation	-	-	963	-			963
Other comprehensive loss:

Foreign currency translation adjustments	-	-	-	(57)		$(57)	(57)
Net loss	-	-	-	-	(6,605)	(6,484)	(6,484)

Total comprehensive loss					(90,914)	$(6,541)

Balance as of December 31, 2006	23,166,931	720	102,772	(569)	(90,914)		12,312

Exercise of employee stock options	29,305	*)	27	-			27
Warrants issued in consideration of credit line	-	-	495	-			495
Stock-based compensation	-	-	630	-			630
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	138		138	138
Net loss	-	-	-	-		(6,936)	(6,936)
					(6,996)

Total comprehensive loss						(6,798)

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(97,910)		6,666
							-
Stock-based compensation	-	-	286	-			286
Other comprehensive loss:							-
Foreign currency translation adjustments	-	-	-	(29)		(29)	(29)
Net loss	-	-	-	-	(2,118)	(2,118)	(2,118)

Total comprehensive loss						(2,147)	4,805

Balance as of september 30, 2008 (unaudited)	23,196,236	720	104,210	(460)	(100,028)

* Refer to Note 10 for complete discussion on the revision to the December 31, 2007 consolidated balance sheet. The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	9 months ended September , 30
	2008	2007
	Unaudited
		(Revised)*

Cash flows from operating activities:
Net loss from continued operations	(2,118)	(5,400)
Adjustments required to reconcile net loss to net
cash provided by (used in) operating activities:
Depreciation	189	278
Stock based compensation	256	508
Amortization of deferred expenses	164	152
Amortization of debt discount	511	510
Amortization of software development costs	1,094	1,011
Increase (decrease) in accrued severance pay, net	22	(43)
Decrease (increase) in trade receivables	(50)	1,640
Decrease in other accounts receivable and prepaid expenses	75	132
Increase in long-term prepaid expenses	(28)	17
Increase (decrease) in trade payables	(65)	(15)
Increase in deferred revenues	222	201
Increase in employees and payroll accruals	(209)	(235)
Decrease in accrued expenses and other liabilities	(52)	(355)
Capital loss from sale of property and equipment	-	4

Net cash provided by (used in) operating activities from continued
operations (reconciled from continuing operations)	10	(1,594)
Net cash provided by operating activities from discontinued
operations (reconciled from discontinued operations)		33

Net cash provided by operating activating	10	(1,561)

Cash flows from investing activities:
Restricted cash, net	(69)	(6)
Purchase of property and equipment	(31)	(91)
Capitalization of software development costs	(717)	(932)

Net cash used in investing activities	(817)	(1,029)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	-	27
Receipt of Short -term debt, net	326	1,983
Repayment of long-term debt	(11)	-
Repayment of short-term debt	-	(2,015)

Net cash provided by (used in) financing activities	315	(5)

Foreign currency translation adjustments on cash and cash equivalents	(16)	54

Decrease in cash and cash equivalents	(508)	(2,541)
Cash and cash equivalents at the beginning of the period	1,321	5,080

Cash and cash equivalents at the end of the period	813	2,539

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	175	146

Supplemental disclosure of non-cash investing and financing activities:
Stock-based compensation that was capitalized as
part of capitalization of software development costs	30	38

Issuance of warrant and extension of contractual period of
warrants in consideration of long-term loan	-	495

* Refer to Note 10 for complete discussion on the revision to the December 31, 2007 consolidated statement of operations. The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 1:- GENERAL

a.	Attunity Ltd (“the Company” or “Attunity”) and its subsidiaries (collectively – “the Group”) develop, market and provide support for standards-based enabling software for delivering real-time applications. This includes data and application integration software as well as platform software for event-driven composite applications. Using Attunity’s software, companies are able to connect, transfer, join and stream to and from a variety of data sources in real-time, and subsequently use that data to rapidly configure and deploy sophisticated workplace-focused composite applications. The Company also provides maintenance, consulting, and other related services for its products including maintenance services for its legacy products: CorVision – an application generator; APTuser – a database retrieval and production report generator; and Mancal 2000 – a logistics and financial application software package.

b.	As of September 30, 2008, the Company had cash and cash equivalents of $813, restricted cash of $228 and short term debt of $3,453. During the nine months ended September 30, 2008, the Company incurred a net loss of $2,118. The Company is due to pay its entire debt amount of $4,250 during 2009. In addition, the Company needs to raise additional funds or receive additional lines of credit in order to meet its working capital requirements.

In order to improve its financial strength, the Company plans to raise additional capital to sustain its current operations and receive an additional line of credit from certain of its shareholders. In addition, the Company has approved a tentative cost reduction plan to ensure that it has the financial resources needed to support its operations. This tentative plan includes, among others, workforce reduction, curtailment of sales and marketing activities and reduction of research and development activities. In addition, the Company’s management believes that it will reach an agreement with the debt holders to defer the repayment beyond 2009, prior to December 31, 2008.

The above mentioned conditions and failure to raise sufficient funds in the near future in the current market and economic conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company still believes, however, that its cash resources are sufficient to fund its operations at least through December 31, 2008.

c.	Employment termination and offices shutdown costs:

During March 2007, the Company decided to close its offices and terminate the employment of all its employees in France and Australia. As a result of the dismisal of its workforce the Company recorded a $761 charge to operating expenses in the nine months ended on September 30, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 2:- UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 2008 are not necessarily indicative of the results that may be expected for the year ended December 31, 2008.

These financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2007 included in the Company’s Annual Report on Form 20-F and the 20-F/A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 3:- SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	On December 21, 2007 the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces Question 6 of Section D.2 of SAB Topic 14, “Share-Based Payment”. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment.” Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations.

The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company believes that it complies with the exception as listed in SAB 110, and as a result, expectes to continue using the simplified method in 2008.

c.	For further information, refer to the consolidated financial statements as of December 31, 2007.

NOTE 4:- ACCOUNTING FOR STOCK BASED COMPENSATION

Under the Company’s 1994, 1998, 2001 and 2003 Stock Option Plans (“the Plans”), the Company has granted options to purchase Ordinary shares to key employees, directors and officers as an incentive to attract and retain qualified personnel. The exercise price of options granted under the Plans may not be less than 100% (110% in the case of a 10% shareholder) of the fair market value of the Company’s Ordinary shares on the date of grant for incentive stock options and 75% of the fair market value for non-qualified options. Under the terms of the Plans, options generally become exercisable ratably over three to five years of employment, commencing with the date of grant. The options generally expire no later than 10 years from the date of the grant, and are non-transferable, except under the laws of succession.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 4:- ACCOUNTING FOR STOCK BASED COMPENSATION (Cont.)

Under the Plans, 7,200,000 Ordinary shares of the Company were reserved for issuance. Any options, which are canceled or forfeited before expiration become again available for future grants. During the nine months ended June 30, 2008, the Company granted 1,520,500 options to employees under the 2001 and 2003 option plans.

In conjunction with the adoption of SFAS No. 123(R), “Share Based Payment”, the Company estimates option values using the Black-Scholes method of attributing the value of stock-based compensation to expense using the straight-line method. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire). Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the date of grant equal to the expected option term. Expected pre-vesting forfeitures were estimated based on management assessments of expected forfeitures. The expected option term was calculated using the “simplified” method permitted by SAB 110.

The fair value estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for the nine months ended September 30, 2008:

Nine months ended September 30, 2008
Unaudited

Risk free interest	3.1%
Dividend yields	0%
Volatility	64.7%
Expected life (in years)	4

The following is a summary of the Company’s stock options granted among the various plans:

	Number of options	Weighted Average exercise price	Weighted- average remaining contractual term (in years)

Outstanding at December 31, 2007	3,959	$1.57
Granted	1,521	0.40
Exercised	-	-
Canceled or forfeited	(263)	1.25

Outstanding at September 30, 2008
(unaudited)	5,216	$1.22	3.95

Vest and expected vest as of
September 30, 2007	5,025	1.25	4.17

Exercisable at September 30,
2008 (unaudited)	3,092	$1.66	3.49

The outstanding, exercisable, vested and expected to be vest options are out of the money as of December 31, 2007 and their intrinsic value was considered as zero.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 5:- MAJOR CUSTOMERS

Sales to major customers representing more than 10% of total revenues are as follows:

	Nine-months ended September 30
	2008	2007

Customer A	6.2%	20.1%

Customer B	14.3%	-%

NOTE 6:- CREDIT LINE

On January 31, 2007, the Company entered into a Loan Agreement (the “Loan Agreement”) with Plenus Technologies Ltd. and its affiliates (“Plenus” or “the lender”), whereby Plenus provided a $2,000 loan, and, upon future achievement of a certain milestone (related to achievement of revenues targets), will lend an additional $1,000. The date on which the additional $1,000 will be provided is referred to as the Second Closing and has lapsed without utilization of aforementioned additional amount by the Company.

The outstanding $2,000 loan amount is due and payable in twelve (12) equal monthly installments each commencing on the first day of the 25th month following January 31, 2007. The loan accrues interest at a floating annual rate of the LIBOR rate published on the first day of each calendar quarter for three months plus 4.25%, and is being paid on a quarterly basis.

In addition, the Company issued to Plenus warrants, exercisable until January 30, 2012, to purchase up to 439,883 Ordinary shares at an exercise price per share of $1.364, subject to adjustments.

Since the warrant is non-forfeitable and immediately exercisable, the measurement date of the warrant was its issuance date. The fair value of the warrant in the amount of $375 was recorded as deferred charges, and amortized over the term of the loan. The aforementioned fair value was measured according to the Black-Scholes option valuation model with the following assumptions at grant date: risk-free interest rate of 4.9%, dividend yield of 0%, expected volatility of the Company’s Ordinary shares of 73.8%, and an expected life of 5 years.

As part of the Loan Agreement, the exercise period of warrants previously issued to Plenus was extended such that their exercise period will lapse on January 30, 2012. The fair value of the warrant extension, in the amount of $120 was recorded in 2007 financial reports as deferred charges, and is amortized over the term of the loan.

In order to secure the Company’s obligations and performance pursuant to the Loan Agreement, the Company recorded a first priority fixed charge in favor of Plenus on all of its intellectual property, and a first priority floating charge on all of its rights, title and interest in all its assets. The Security Agreements contain certain limitations on, among other things, the Company’s ability to materially change its business, incur certain additional liabilities and pay dividends, without the consent of the lender.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 7:- CONVERTIBLE BRIDGE LOAN

In November 2008, the Company entered into a Loan Agreement (the “Loan Agreement”) with certain of its directors (the “Lenders”), whereby the Lenders provided a $393 convertible bridge loan (the “Loan”), of which $250 was received by September 30, 2008. The Loan bears interest at an annual rate of LIBOR plus 5%. According to the Loan Agreement, the outstanding principal amount will be automatically converted into equity securities of the Company upon the closing of an equity financing yielding at least $1,000 (which $1,000 are deemed to include the $393 from the conversion of the Loan), on the same terms and conditions (including price) of such financing. The Loan, which has an initial six-month maturity date, will be repaid to the Lenders on the later of (1) the maturity date and (2) the full discharge of the Plenus Loan.

In order to secure the Company’s obligations and performance pursuant to the Loan, the Company agreed to record a second priority fixed charge in favor of the Lenders on all of its intellectual property, and a second priority floating charge on all of its rights, title and interest in all its assets.

NOTE 8:- CONVERTIBLE DEBT AND DETACHABLE WARRANTS

In April 2004, the Company issued to a group of existing shareholders convertible debt (herein “Promissory Note”) in the amount of $2,000 bearing interest at 5% per annum, and warrants to purchase 480,000 Ordinary shares at a price per share of $1.75 (subject to adjustments). The principal of the debt is repayable at the end of five years and the interest is payable semiannually. The debt is convertible into Ordinary shares at a conversion price of $1.75 per share (subject to adjustments). The amount that may be converted will be equal to at least 50% of the face amount of the debt. The warrants expired in May 4, 2007 without being exercised.

In accordance with Accounting Principles Board Opinion No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants”, the Company allocated the total proceeds between the convertible debt and the warrants (which are recorded as additional paid-in-capital) based on the relative fair values of the two securities at the time of issuance. The aforementioned allocation resulted in a discount on the convertible debt.

In addition, in accordance with Emerging Issues Task Force (“EITF”) No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” (“EITF 98-5”) and EITF No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (“EITF 00-27”), the Company recognized and measured the embedded beneficial conversion feature present in the convertible debt, by allocating a portion of the proceeds equal to the intrinsic value of the feature to additional paid-in-capital. The intrinsic value of the feature was calculated on the commitment date using the effective conversion price which had resulted subsequent to the allocation of the proceeds between the detachable warrants and the convertible debt. This intrinsic value is limited to the portion of the proceeds allocated to the convertible debt.

The aforementioned accounting treatment resulted in a total debt discount equal to the full face amount of the debt ($2,000). The discount is amortized over a five-year period from the date of issuance until the stated redemption date of the debt.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

In September 2006, the Company raised $6,000 in a private placement by selling 4,800,000 of its Ordinary shares, at $1.25 per share. According to the terms of the Promissory Note, the conversion price was adjusted to $1.25 per share. As a result, the number of shares that would be received upon conversion of Promisorry Notes increased by 457,143 shares to 1,600,000 shares.

According to EITF 00-27, the aforementioned accounting treatment resulted in an incremental debt discount of $730. The discount is amortized over a 2.25 year period from the date of the adjustment until the stated redemption date of the debt.

During the nine months ended September 30, 2008 and 2007, the Company recorded financial expenses in the amount of $510, attributed to the amortization of the aforementioned debt discount.

Issuance expenses in respect of the convertible debt in the amount of $247 were deferred and recorded as “deferred charges”. These deferred charges are amortized over the period from the date of issuance to the stated redemption date of the debt.

As of September 30, 2008, no shares were issued pursuant to debt conversion or exercise of the warrants.

As of September 30, 2008 the Promissory Note was classified to short term liabilities since the stated redemption date of the debt is due within one year.

NOTE 9:- FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted the provisions of SFAS No. 157 “Fair Value Measurements” which applies to financial assets and liabilities that are being measured and reported on a fair value basis and expands disclosures about fair value measurements. The adoption of SFAS No. 157 for financial assets and liabilities had no effect on the Company’s existing fair-value measurement practices but requires disclosure of a fair-value hierarchy of inputs used to value an asset or a liability. The three levels of the fair-value hierarchy include: Level 1 – quoted market prices in active markets for identical assets and liabilities; Level 2 – inputs other than quoted market prices included in level 1 above that are observable for the asset or liability, either directly or indirectly; and, Level 3 – unobservable inputs for the asset or liability.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

The carrying amount of debt outstanding pursuant to credit agreements approximates fair value as interest rates on these instruments approximate current market rates (level 2 criteria).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

NOTE 10:- PRIOR PERIOD MISSTATEMENTS

In the nine month period ended September 30, 2008, the Company determined that it had incorrectly accounted for accumulation of past service costs related to its obligation toward its former Chief Executive Officer, by not accumulating all accruals as required by SFAS No. 43 “Accounting for Compensated Absences”. As a result, the Company understated general and administrative expenses in the years ended December 31, 2007, 2006, 2005 and 2004 by $61, $121, $121 and $60 respecively. The Company has determined that this error is immaterial to the 2007, 2006, 2005 and 2004 consolidated financial statements. Under Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of prior Year Misstatments in Current Year Financial Statements”, the Company assessed the materiality of making this correction in the current period and concluded that the correction of this misstatement in the current period would be material to the consolidated financial statements. Based on these facts the Company has revised the December 31, 2007 consolidated balance sheet within this filing. In addition, the Company will revise the 2007 and 2006 consolidated financial statements in subsequent SEC filings. The following tables shows the impact of the revision:

	December 31, 2007 as reported	Revision	December 31, 2007 Revised

(In thousands, excpt per share data)

Consolidated Balance Sheet
Employees and payroll accruals	$876	$363	$1,239
Total current liabilities	$4,596	$363	$4,959
Accumulated deficit	$97,547	$363	$97,910
Total shareholders' equity	$6,666	$363	$6,303

The net effect on the accumulated losses as of January 1, 2007 amounts to $302.

	Year ended December 31, 2007 as reported	Revision	Year ended December 31, 2007 as revised

Consolidated Statement of operations - Year
ended December 31, 2007
Cost and Expenses:
Cost of revenues	$2,223	-	$2,223
Research and development, net	$3,906	-	$3,906
Selling and marketing	$7,985	-	$7,985
General and administrative	$2,646	$61	$2,707
Employment termination and offices shutdown
costs	$1,111	-	$1,111

Total operating expenses	$17,871	$61	$17,932

Net loss	$(6,936)	$61	$(6,997)
Basic and diluted net loss per share	$(0.30)	-	$(0.30)

	Year ended December 31, 2006 as reported	Revision	Year ended December 31, 2006 as revised

Consolidated Statement of operations Year
ended December 31, 2006
Cost and Expenses:
Cost of revenues	$2,404	-	$2,404
Research and development, net	$3,872	-	$3,872
Selling and marketing	$9,555	-	$9,555
General and administrative	$2,959	$121	$3,080
Employment termination and offices shutdown
costs	$-	-	$-

Total operating expenses	$18,790	$121	$18,911

Net loss	$(6,484)	$121	$(6,605)
Basic and diluted net loss per share	$(0.34)	-	$(0.34)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data

	Year ended December 31, 2005 as reported	Revision	Year ended December 31, 2005 as revised

Consolidated Statement of operations -Year
ended December 31, 2005
Cost and Expenses:
Cost of revenues	$3,209	-	$3,209
Research and development, net	$2,671	-	$2,671
Selling and marketing	$9,370	-	$9,370
General and administrative	$2,192	$121	$2,313
Liquidation damages related to January 2005
financing	$200	-	$200
Employment termination and offices shutdown
costs	$-	-	$-

Total operating expenses	$17,642	$121	$17,763

Net loss	$(3,790)	$121	$(3,911)
Basic and diluted net loss per share	$(0.22)	$0.01	$(0.23)

	Year ended December 31, 2004 as reported	Revision	Year ended December 31, 2004 as revised

Consolidated Statement of operations -Year
ended December 31, 2004
Cost and Expenses:
Cost of revenues	$3,667	-	$3,667
Research and development, net	$1,475	-	$1,475
Selling and marketing	$7,703	-	$7,703
General and administrative	$2,465	$60	$2,525
Employment termination and offices shutdown
costs	$-	-	$-

Termination of management & Others	$1,714		$1,714
Total operating expenses	$17,024	$60	$17,084

Net loss	$(4,040)	$60	$(4,100)
Basic and diluted net loss per share	$(0.27)	-	$(0.27)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,”, “anticipate”, “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including those Risk Factors contained in Item 3D of our Annual Report on Form 20-F. This discussion and analysis should be read in conjunction with our interim consolidated financial statements and notes thereto included elsewhere in this Report on Form 6-K.

Results of Operations

Nine Months Ended September 30, 2008 Compared with Nine Months Ended September 30, 2007

        Revenues. Total revenues in the first nine months of 2008 and 2007 remained at the same level of $9.3 million. There was an increase of 3.8% in license revenues, which increased to $4.5 million in the first nine months of 2008 from $4.3 million in the first nine months of 2007. Maintenance and support revenues decreased by 3.4% to $4.8 million in the first nine months of 2008 from $5.0 million in the first nine month of 2007.

        Cost of Revenues. Our cost of revenues decreased by 4.7% to $1.9 million in the first nine months of 2008 from $2 million in the first nine months of 2007, primarily due to the termination of employees in France and Australia, a cost reduction plan implemented in the fourth quarter of 2007 and reduction in our professional services operation. This decrease was offset by higher amortization of capitalized software development costs in the first nine months of 2008 compared to the first nine months of 2007.

        Research and Development, Net. Total research and development costs, before capitalized software costs, decreased by 23.4% to $2.7 million in the first nine months of 2008 from $3.6 million in the first nine months of 2007. This decrease is primarily due to a cost reduction plan implemented in the fourth quarter of 2007. This decrease was partially offset by the USD cost increase due to the devaluation of the US Dollar against the New Israeli Shekel. Capitalization of software developments costs in the first nine months of 2008 was $688,000 compared to $933,000 in the first nine months of 2007. As a result of the foregoing, net research and development costs decreased 23.4% to $2.1 million in 2008 from $2.8 million in the same period in 2007.

        Selling and Marketing. Selling and marketing expenses decreased by 22.8% to $4.9 million in the first nine months of 2008 from $6.3 million in the first nine months of 2007. This decrease is attributed mainly to the termination of employees in France and Australia and a cost reduction plan implemented in the fourth quarter of 2007.

        General and Administrative. General and administrative expenses decreased by 27.7% to $1.5 million in the first nine months of 2008 from $2 million in the first nine months of 2007. This decrease is attributed mainly to the termination of employees ,lower equity based costs and cost related to an adjustment period entitlement upon termination of our former CEO ,and by costs related to an aborted public offering in Israel, both in the first nine months of 2007.

        Employment termination and offices shutdown costs. During March 2007, we closed our offices in France and Australia and terminated the employment of all of our employees in these locations. As a result, we recorded a $761,000 charge to operating expenses in the first nine months of 2007.

        Operating Loss. Based on the foregoing, we recorded an operating loss of $1.1 million in the first nine months of 2008 compared to $4.6 million in the first nine months of 2007.

        Financial Expenses, Net. Financial expenses, net, were $977,000 in the first nine months of 2008 compared to $793,000 in the first nine months of 2007. These expenses are mainly attributable to amortization of debt discount, amortization of deferred expenses, and interest on $2 million of convertible debt due May 2009 and a $2 million loan due starting from January 2009.

        Taxes on Income. Income taxes for the first nine months of 2007 were $57,000 compared with $53,000 in the first nine months of 2007.

        Equity based compensation. Total equity-based compensation expenses amounted to $255,000 and $508,000 for the first nine months of 2008 and 2007, respectively.

Three Months Ended September 30, 2008 Compared with three Months Ended September 30, 2007

        Revenues. Total revenues in the third quarter of 2008 increased by 1% to $2.57 million from $2.54 million in the third quarter of 2007. License revenues increased by 4% to $0.98 million in the third quarter of 2008 from $0.94 million in the third quarter of 2007.Maintenance and support revenues remained at the same level of $1.59 million.

        Cost of Revenues. Our cost of revenues were $0.6 million in the third quarters of 2008 and 2007.

        Research and Development, Net. Total research and development costs, before capitalized software costs, decreased by 23.3% to $0.93 million in the third quarter of 2008 from $1.2 million in the third quarter of 2007. This decrease is primarily due to a cost reduction plan implemented in the fourth quarter of 2007. This decrease was partially offset by the USD cost increase due to the devaluation of the US Dollar against the New Israeli Shekel. Capitalization of software developments costs in the third quarter of of 2008 was $236,000 compared to $382,000 in the third quarter of 2007. As a result of the foregoing, net research and development costs decreased 15.8 % to $0.7 million in 2008 from $0.83 million in the same period in 2007.

        Selling and Marketing. Selling and marketing expenses decreased by 28.4% to $1.4 million in the third quarter of 2008 from $1.9 million in the third quarter of 2007. This decrease is attributed mainly to the termination of employees and a cost reduction plan implemented in the fourth quarter of 2007.

        General and Administrative. General and administrative expenses remained at the same level of $0.55 million in the third quarters of 2007 and 2008.

        Operating Loss. Based on the foregoing, we recorded an operating loss of $0.66 million in the third quarter of 2008 compared to $1.4 million in third quarter of 2007.

        Financial Expenses, Net. Financial expenses, net, were $330,000 in the third quarter of 2008 compared to $338,000 in the third quarter of 2007. These expenses are mainly attributable to amortization of debt discount, amortization of deferred expenses, and interest on $2 million of convertible debt due May 2009 and a $2 million loan due starting from January 2009.

        Taxes on Income. Income taxes for the third quarter of 2008 were $31,000 compared with $18,000 in the third quarter of 2007.

        Equity based compensation. Total equity-based compensation expenses amounted to $71,000 and $118,000 for the third quarter of 2008 and 2007, respectively.

Liquidity and Capital Resources

        As of September 30, 2008, we had $1 million in cash, cash equivalents and restricted cash. As of September 30, 2008, we had a $2 million loan from Plenus Technologies Ltd. (“Plenus”) and $2 million from the Promissory Note. In addition, we had a bank line of credit of approximately $0.2 million which was partially used. We also received from the Lenders a loan of approximately $250,000. Net cash provided by operating activities was $10,000 in the first nine months of 2008 compared to $1,561,000 of net cash used in operating activities in the first nine months of 2007. Net cash used in investing activities was $817,000 in the first nine months of 2008 and $1,029,000 in the same period in 2007, which funds were used primarily for software development costs. Net cash provided by financing activities was $315,000 in the first nine months of 2008 reflecting the Loan and partially offset by repayment of long term loan, compared to $5,000 used in financing activities in the same period in 2007.

        Our principal commitments as of September 30, 2008 (other than debt repayment) consist of obligations outstanding under operating leases. Our capital expenditures were approximately $29,000 in the nine months ended September 30, 2008 compared to $91,000 in the nine months ended September 30, 2007. The majority of our capital expenditures during the first nine months of 2008 were for purchase of equipment and software. As of September 30, 2008 we did not have significant capital spending or purchase commitments.

        We plan to raise additional capital to sustain our current operations, and expect to receive an additional line of credit from certain of our shareholders. We also approved a tentative cost reduction plan to ensure that we have the financial resources needed to support our operations. This tentative plan includes, among others, workforce reduction, curtailment of sales and marketing activities and reduction of research and development activities. In addition, our management believes that it will reach an agreement with the debt holders to defer the repayment beyond 2009, prior to December 31, 2008.

        The above mentioned conditions and failure to raise sufficient funds in the near future in the current market and economic conditions raise substantial doubt about our ability to continue as a going concern. We still believe, however, that our cash resources are sufficient to fund our operations at least through December 31, 2008.